UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

In this document, “PEMEX” refers to Petróleos Mexicanos, the following operating subsidiaries—Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Logística (Pemex Logistics) and Pemex Fertilizantes (Pemex Fertilizers) (which we refer to collectively as the subsidiary entities), and its subsidiary companies.

Timing of Filing of Annual Report on Form 20-F for the Year Ended December 31, 2019

In accordance with the Securities and Exchange Commission (“SEC”) Order Under Section 36 of the Securities Exchange Act of 1934 Granting Exemptions from Specified Provisions of the Exchange Act and Certain Rules Thereunder (SEC Release No. 34-88318) dated March 4, 2020, as amended on March 25, 2020 (SEC Release No. 34-88465) (the “SEC Order”), Petróleos Mexicanos hereby provides notice that it intends to rely on the relief provided by the SEC Order to delay the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “Annual Report”) due to circumstances related to COVID-19.

As a result of the COVID-19 pandemic, PEMEX and the Mexican Government have adopted a range of measures intended to help mitigate the spread of COVID-19, such as the Acuerdo por el que se establecen acciones extraordinarias para atender la emergencia sanitaria generada por el virus SARS-CoV2 (Agreement establishing extraordinary actions to attend the health emergency caused by the SARS-CoV2 virus) adopted on March 31, 2020. These measures include, among others, restrictions on the movement and gathering of people, as well as restrictions and limitations on the ability of PEMEX’s workforce to access our facilities. Such measures, including the limited access to PEMEX’s facilities, have hampered the ability of Petróleos Mexicanos to prepare its Annual Report. Due to the foregoing reasons, Petróleos Mexicanos anticipates that it will not be able to file its Annual Report on a timely basis.

In reliance on the SEC Order, Petróleos Mexicanos expects to file its Annual Report within 45 days of the original filing deadline, although it is endeavoring to complete the filing on or about May 7, 2020 (subject to our ability to carry out certain work remotely and our employees’ ability to access certain of our facilities).

Our independent auditors, KPMG Cárdenas Dosal, S.C. (“KPMG”), have informed our Audit Committee that KPMG’s auditors’ report on our consolidated financial statements as of and for the period ended December 31, 2019 will include an explanatory paragraph indicating that substantial doubt exists as to our ability to continue as a going concern. This is due to, among other things, our recurring losses from operations, which are expected to be further affected by the economic impacts of the COVID-19 pandemic and decreased oil prices.

Risk Factor

In light of the current COVID-19 pandemic, Petróleos Mexicanos expects to include a risk factor related to the COVID-19 outbreak in its Annual Report similar to the following risk factor:

The outbreak of COVID-19 has had and may continue to have an adverse effect on our business, results of operations and financial condition.

Since December 2019, a novel strain of coronavirus (2019-nCov, referred to as COVID-19) has spread throughout the world. On March 11, 2020, COVID-19 was categorized as a pandemic by the World Health Organization. The COVID-19 pandemic has resulted in numerous deaths and the imposition of local, municipal and national governmental “shelter-in-place” and other quarantine measures, border closures and other travel restrictions, causing unprecedented commercial disruption in a number of jurisdictions, including Mexico. Many countries around the world, including Mexico, are suffering significant economic and social crises as a result of the ongoing COVID-19 pandemic and measures taken to contain or mitigate it, which have had dramatic adverse consequences on demand, operations, supply chains and financial markets, as well as contributed to significant oil price volatility. While the nature and scope of the consequences to date are difficult to evaluate precisely, and their future course is impossible to predict with confidence, these events may continue for a sustained period of time.

As of the date hereof, the Mexican Government has adopted certain measures intended to help mitigate the spread of COVID-19 in Mexico, including the suspension of all non-essential activities. However, we cannot predict the range of future policies that may be enacted by the Mexican Government, or any other government, or the impact these policies will have on our business and operations. Our business operation is generally considered a strategic area as defined in Articles 27 and 28 of the Constitución Política de los Estados Unidos Mexicanos (Political Constitution of the United Mexican States or the Mexican Constitution). Certain of our operations therefore remain active as of the date hereof – however, in accordance with our business continuity plan, we have reduced our workforce, implemented alternating shifts and allowed a portion of our workforce to work remotely. In addition, we have implemented sanitizing measures to disinfect our facilities and the use of thermal cameras and other special equipment to monitor infection risks. Despite these precautions, the COVID-19 pandemic, or any future pandemic or epidemic, has and may further impact the places where we operate or our workforce. In turn, this could significantly disrupt our operations and cause health restrictions to our workforce and, therefore, impact the operation of our facilities, including our platforms, refineries and terminals, among others. These conditions could adversely affect our business, results of operations and financial condition.

In addition to the operational impacts of the COVID-19 pandemic, international prices for oil, oil products and natural gas are volatile and strongly influenced by conditions and expectations of world supply and demand. The COVID-19 pandemic has significantly decreased and is likely to continue to decrease worldwide oil demand in 2020, has led to significantly decreased oil prices and, consequently, has significantly adversely affected our business, results of operations and financial condition.

If the impact of the COVID-19 pandemic continues for an extended period of time, it could adversely affect our ability to operate our business in the manner and on the timelines previously planned. Further, it could have accounting consequences, such as decreases in our revenues and inventories, foreign exchange losses, impairments of fixed assets, and affect our ability to operate effective internal control over financial reporting.

The extent to which COVID-19 or other health pandemics or epidemics may continue to impact Mexico, the Mexican economy and the global economy and, in turn, our business, results of operations and financial condition is highly uncertain and will depend on numerous evolving factors that we cannot predict, including, but not limited to:

•	the duration, scope, and severity of the COVID-19 pandemic;

•	ongoing reduced oil demand and oil price volatility;

•	the impact of travel bans, work-from-home policies, or shelter-in-place orders;

•	staffing shortages;

•	general economic, financial, and industry conditions, particularly conditions relating to liquidity, financial performance, which may be amplified by the effects of COVID-19; and

•

the long-term effects of COVID-19 on the national and global economy, including on consumer confidence and spending, financial markets and the availability of credit for us, our suppliers and our customers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ Emmanuel Quevedo Hernández
Emmanuel Quevedo Hernández
Acting Managing Director of Treasury and Associate Managing Director of Finance

Date: April 30, 2020

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;

•	activities relating to our lines of business;

•	projected and targeted capital expenditures and other costs;

•	trends in international and Mexican crude oil and natural gas prices;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	farm-outs, joint ventures and strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;

•	credit ratings and limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;

•	the level of financial and other support we receive from the Mexican Government;

•	global or national health concerns, including the outbreak of pandemic or contagious disease, such as the ongoing COVID-19, commonly known as coronavirus, pandemic;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico and the United States;

•	developments affecting the energy sector;

•	changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;

•	receipt of governmental approvals, permits and licenses;

•	natural disasters, accidents, blockades and acts of sabotage or terrorism;

•	the cost and availability of adequate insurance coverage; and

•	the effectiveness of our risk management policies and procedures.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

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